April 17, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Andi Carpenter and Anne McConnell
100 F Street N.E.
Washington, D.C. 20549

Re:     Hillenbrand, Inc.
Form 10-K for Fiscal Year Ended September 30, 2024
Form 10-Q for the Quarterly Period Ended December 31, 2024
Form 8-K Filed on November 13, 2024
CORRESP filed March 5, 2025

File No. 001-33794

Dear Ladies and Gentleman:

This letter sets forth the responses of Hillenbrand, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated April 4, 2025, and received by the Company on April 4, 2025, based on the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, (the “2024 Form 10-K”), which was filed November 19, 2024, Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2024, which was filed on February 5, 2025, Earnings Release on Form 8-K filed on November 13, 2024, and Correspondence filed on March 5, 2025. The Company’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Form 10-K for the fiscal year ended September 30, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Revenue Recognition, page 31

1.We note your response to prior comment 1 states you review and update estimated costs to complete, and corresponding contract revenue, on a contract-by-contract basis, for long-term manufacturing contracts accounted for over time quarterly. We also note you state, in future filings, if there is a material gross favorable or unfavorable change in estimate(s) during an interim or annual period, you will disclose the amount and the underlying reason(s) for any material change(s), as applicable. Please more fully explain to us how you intend to assess the materiality of changes in estimates for disclosure purposes. Specifically address the following:

•It appears a materiality assessment should include changes in estimates on all contracts. Tell us, and explain whether, you intend to assess the materiality of changes in estimates on all contracts or only on a contract-by-contract basis; and
•It appears a materiality assessment should not be limited to the impacts on net revenue and gross profit and should include the impact on net income. Tell us, and explain, what financial statement line items you intend to use to assess the materiality of changes in estimates.

Response:

The Company respectfully acknowledges the Staff’s comment.

•The Company respectfully advises the Staff that for disclosure purposes it performs the materiality assessment of these changes in estimates on all contracts. In order to evaluate the materiality for disclosure purposes, the Company starts by evaluating each contract, accounted for on an over time basis, for a change in estimate (both favorable and unfavorable) during each interim and annual period. For disclosure purposes, the Company accumulates the favorable and unfavorable changes in estimate at the contract level, to evaluate the aggregate gross favorable or unfavorable change in estimate during each interim and annual period.
•The Company respectfully advises the Staff that for disclosure purposes, its materiality assessment includes impacts on net revenue, gross profit, and net income.

Non-GAAP Operating Performance Measures, page 40

2.We note your response to prior comment 2 states integration costs consist of professional service expenses related to accelerating synergies and executing strategic initiatives across acquired companies, salaries and other employee-related expenses dedicated directly to the integration effort, and IT-related expenses for system integrations. For each period presented, including any subsequent interim period, please quantify the amount of integration costs related to each expense category you identified. For amounts related to salaries and other employee-related expenses, please tell us whether the employees are company employees or employees of acquired companies. To the extent the expenses relate to company employees, more fully explain how and why you believe they are incremental. This comment is also applicable to Earnings Releases filed under Form 8-K.

Response:

The Company respectfully acknowledges the Staff’s comment. The following table presents a breakdown of integration expenses for the fiscal year ended September 30, 2024 and 2023 and the three months ended December 31, 2024:

	3 months ended 12/31/2024	Fiscal Year ended 9/30/2024	Fiscal Year ended 9/30/2023
Professional service expenses, related to accelerating synergies and executing strategic initiatives	$16.2	$55.9	$17.0
Salaries and other employee-related expenses dedicated directly to the integration effort	0.9	7.3	3.1
One-time incentive payments related to synergy achievements and retention	0.1	4.4	0.5
IT-related expenses for system integrations	0.6	2.0	3.0
Other	0.3	2.1	2.8
Total	$18.1	$71.7	$26.4

Salaries and other employee-related expenses dedicated directly to the integration effort represent incremental payroll costs, such as full-time Company employees that were dedicated directly to the integration that would impact the level of synergies the Company expects to receive and costs of duplicative employees holding similar positions at the predecessor companies. In the case of full-time Company employees, in the future as these roles are no longer needed, the Company expects to no longer include these costs in the integration expense caption and notes that the respective full-time positions are either eliminated or the employee in those positions are re-purposed to other open positions within the organization that are normal, recurring, and necessary to operate the business. In the case of duplicative positions, the positions have been or are expected to be eliminated in the short-term.

One-time incentive payments related to synergy achievements and retention represent incremental one-time bonus payments for certain key employees of the Company and of the acquired company. The Company incurred one-time compensation bonuses to reward key employees on the achievement of strategic integration synergies and one-time retention bonuses related to retaining key critical talent at the acquired companies. These bonuses were one-time in nature, directly related to the integration efforts, and were not a part of our normal bonus compensation program.

With respect to whether these compensation costs were incremental, the Company would not have incurred these incremental compensation costs if the Company did not complete integration activities during fiscal year 2023, 2024, and 2025. The Company has assessed the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, and respectfully advises the Staff that such costs are not normal, recurring, cash operating expenses necessary to operate the Company’s business and the Company believes it is appropriate to exclude the items described above from its GAAP financial measures.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 53

3.We note your response to prior comment 3. As requested, please revise future filings to separately present the expense line item required by Items 5-03(b)(4) of Regulation S-X or clarify why disclosure is not required.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises that its service revenue and related expenses represented less than 10% of its total revenue and expenses for each of the periods presented. The Company will continue to evaluate the percentage of revenues and expenses associated with its product and services. To the extent the service revenues and/or expenses exceed the 10% threshold, as defined in Rule 5-03(b), the Company will separately disclose its revenues and the applicable expenses in future filings.

If you have any questions or require any additional information regarding this matter, please contact me at (812) 593-7017 or investors@hillenbrand.com.

Sincerely,

Robert M. VanHimbergen
Senior Vice President and Chief Financial Officer